Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Southern Copper Corporation
Commission File No.: 001-14066

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission.  Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC's web site at http://www.sec.gov.  Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel.  Free copies of  Southern Copper Corporation's filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.

FORWARD-LOOKING STATEMENTS

Statements in this transcript that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends.  They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC's ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC's ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC's ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.  Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

*****

The following is a transcript of the Grupo México second quarter 2010 financial results conference call held on Thursday, July 29, 2010.  A recording of the conference call will be available until August 1, 2010 at the following number in the U.S.: (800) 642 –1687 and the following number outside the U.S.: (706) 645- 9291. The conference ID # for the recording is 87105433.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

GRUPO MEXICO, S.A.B. de C.V.

Moderator: Daniel Muñiz
July 29, 2010
1:00 p.m. CT

Operator:
Good afternoon and welcome to Grupo Mexico’s second quarter earnings conference call.  With us this morning is Mr. Daniel Muñiz, Chief Financial Officer, and other executives of the company who will discuss the financial performance of the company during the quarter along with a summary of the latest news.

At the end of this presentation, I will answer any questions you may have. The information discussed on today’s call may include forward-looking statements regarding the company’s results and prospects which are subject to risk and uncertainties.  Actual results may differ materially and the company cautions not to place undue reliance on these forward-looking statements.

Grupo Mexico undertakes no obligation to publicly update and or revise any forward-looking statements whether as a result of new information, future events or otherwise.  All results are expressed in full U.S. GAAP.

At this time, I would like to remind participants that your lines will be in a listen-only mode until the question and answer session.

Now I’ll pass the call over to Mr. Daniel Muñiz.

Daniel Muñiz:
Well thank you, good afternoon everyone and thank you for joining us for Grupo Mexico's second quarter earnings conference call.  I’m joined in this conference by Octavio Ornelas, CFO of Grupo Ferroviario Mexicano, Jorge Pulido our head of Investor Relations, and other executives of the company.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

On today’s conference call, I will briefly comment on the economic environment of this quarter and the main issues impacting the company’s profitability, then I’ll comment on our mining division’s most relevant results, and then pass on the call to Octavio Ornelas who will explain the financial results of the transportation division.

Finally, I'll comment on AMC’s proposal to effect an all-stock business combination of Southern Copper and Asarco under common ownership.

During the second quarter, the market's mood deteriorated significantly due to a sluggish U.S. recovery, the prospect of China’s deceleration and Europe's persisting debt crisis.  Consequently, during the second quarter we experienced price weaknesses across the basic metal sector and increased volatility.

However, during the second quarter of 2010 the U.S. and European copper demand for refined copper increased 22 percent and four percent respectively, when compared to the first quarter of this year. At the same time, China continued with solid buying, leading to a continued draw down in inventories, low treatment charges and a positive arbitrage between LME and Shanghai. This development clearly points towards a tight supply-demand balance and robust fundamentals for copper.  The LME average copper price for the second quarter was $3.19 per pound, 51 percent higher than the $2.11 for the same quarter in 2009, although three percent lower than the first quarter of this year.

Over the last couple days, we have seen a quick jump in copper prices to levels over $3.25 a pound, triggered by the return of risk appetite as corporate results in general have been positive.  We maintain a bullish perspective on copper and anticipate a return to a more fundamentally based price performance in the second half of the year, leading the way to a supply restricted environment in the midterm.

With respect to molybdenum, which as you know is our main byproduct, and this quarter represented around 10% of our mining division’s sales, prices averaged $16.10 a pound, that is

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

77 percent above its average price for the second quarter 2009 and two percent higher than the first quarter of this year.  We see moly’s consumption coming back to where it was before the economic crisis.  In addition to this, we expect to see a return to a deficit environment as the recovery of the energy, transportation and infrastructure sector accelerates.

Now turning to the Grupo Mexico financial highlights, we are happy to report that in the second quarter 2010 our total consolidated revenue was 1.9 billion, an increase of 76 percent year over year.  Sales for the first half were nearly 3.8 billion, an increase of 99 percent year over year.  This increase is mainly attributable to higher average metal prices and higher copper production volumes from Asarco, and a significant increase of 33 percent in the revenue generated by our transportation division as the economic activity improved in Mexico.

Cost of sales for the second quarter was 984 million, an increase of 66 percent on a year over year basis and one percent lower than the first quarter 2009.

The second quarter cost increase of 390 million is mainly explained by higher prices in several of our key inputs and the incorporation of Asarco, which accounted for 60 percent of this increase.  Even if copper prices improve, the company will continue its effort to reduce costs, improve productivity and maintain consumption and expense discipline with the objective of strengthening our position as one of the world’s leading copper producers.

EBITDA in the second quarter was 886 million with an EBITDA margin of 47 percent.  This figure represents a significant improvement of 53 percent year over year.  EBITDA in the first half was 1.8 billion, an increase of 147 percent year over year, out of which 357 came from Asarco.

Net income in the second quarter was 310 million, an increase of 30 percent year over year. For the first half it reflected a significant improvement of 155 percent compared to the same period as 2009.

Turning to capex, in the first half of 2010 it amounted to 206 million out of which 175 was spent in the mining division and the difference in the

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

transportation and infrastructure division. The capex has been lower than expected because of the temporary suspension on the construction of the Tia Maria leaching plant in Peru.

In the transportation division, investments were made for the continuous modification and replacement of various tracks and to improve operating safety.  As previously announced, now that we have recovered the Cananea mine, the Board of Directors approved a 3.8 billion capex program for the next five years in the state of Sonora, Mexico.

The program considers the following projects, a 2.1 billion investment to expand Cananea production from 180,000 tons to 450,000 tons of copper per year.  That is an increase of 270,000 tons or 150 percent.

The major components of  the Cananea capex are a new concentrator with an estimated annual production of 188,000 tons of copper, and an additional leaching plant with a copper capacity of 82,000 tons per year.  The plan also includes a molybdenum circuit, with an estimated annual capacity of 2,000 tons.  As you might recall, we currently did not recover molybdenum in the past in Cananea.

The total consolidated debt at June 30 was four billion.  With a cash balance of 2.6 billion this results in a net debt of 1.4 billion.  The company maintains a comfortable long term debt amortization schedule and ample financial flexibility going forward.  As you might recall, Americas Mining Corporation secured a syndicated loan for 1.5 billion last December.  It was used for the reorganization of Asarco. During the first half of 2010, the company prepaid 650 million from this loan with a remaining balance of approximately 860 million.

In addition, Asarco fully prepaid its 280 million promissory note that it owed to the asbestos creditors.  Therefore, at June 30 Asarco has no debt outstanding.  Our current cash position, plus our cash generation capability will support operational needs and capex expenditures, still leaving room to explore additional value generating opportunities as they arise.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

With respect to dividends, on May 17 we paid a quarterly dividend of 17 peso cents per share outstanding.  That’s equivalent to 104 million dollars.  For the second quarter 2010 the company's board approved a quarterly dividend payment of 17 peso cents as well, which will be paid in cash on September 10, and represents a disbursement of a little bit south of 100 million dollars.

Now turning to an overview of Asarco’s financial highlights, this is our second full quarter with Asarco consolidating into Grupo Mexico. During the first half, Asarco’s sales were 830 million, a significant increase of 66 percent year over year.  Cost of sales was 526 million, up 37 percent from the same period 2009. EBITDA was 357 million with an EBITDA margin of 44 percent and net income was 107 million.  That compares to a 37 million loss for the same period in 2009.  In terms of production, in the second quarter Asarco produced 53,000 tons of copper, an increase of 11 percent from the previous year.  This increase is due primarily to better ore grades at the Mission mine and stronger recovery at Ray.

Asarco continues to reduce its cash costs, lowering it from $1.57 per pound of copper (this includes byproduct) in the second quarter of 2009 to $1.16 in this quarter.  This improvement is a result of greater productivity and operating efficiency, in addition to better byproduct prices.

Capex in the first half of the year amounted only to seven million.  Presumably now, exploration and drilling began on the company's mine operations during the second quarter.  The initial results confirm our expectation that this program will increase and lead the way to increased mine production through the modernization of the company mines and plants.

I will now turn to the main developments of Southern Copper and we’ll try to keep this brief, as Southern Copper had its conference call earlier today.

In the second quarter, Southern Copper’s net sales were somewhat south of 1.2 billion dollars, cost of sales was 522 million, EBITDA was 612 million, with an EBITDA margin of 52 percent, and net income was 313 million for the quarter.  In the second quarter 2010, Southern Copper’s mine production of

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

copper was down 4.8 percent year over year. This was mainly due to expected and temporarily lower ore grade from some of our mines.

However, this was mitigated by higher production of other byproducts.  Molybdenum reached a record production of 5,500 tons in this quarter, an increase of 26 percent year over year.  Now turning to cash costs after by products for this quarter, it was 26.5 cents per pound and this cash cost was 13 cents lower than the 39.6 cents per pound of cash close of the second quarter 2009.

With this, I will pass on the call to Octavio Ornelas who will discuss the main financial highlights of the transportation division.

Octavio Ornelas:
Thank you very much Daniel.  Good afternoon everyone, I will now turn to the second quarter results of the transportation division represented by the subsidiary Infraestructura y Transportes México (ITM).

As you may know, the principal subsidiaries of ITM are Ferromex and Ferrosur.  First I will talk with Ferromex.  In load volumes transported during the second quarter of this year, measured in net tons kilometer, was 11.9 billion compared to 10.2 billion in 2009, an annual increase of 16 percent.  Cargo in the first half of this year, measured in net tons kilometer, accumulated 22.4 billion, an annual increase of 19 percent, and reached a record high in the number of rail cars transported and net tons kilometers.

In terms of rail cars, Ferromex transported 22 percent more cars than in the first half of last year.  The intermodel shows a strong recovery during the first half, so the number of containers moved was 41 percent above those of the same period last year.

In line with our current performance for the whole year of 2010, we estimate Ferromex load volumes measuring net tons kilometers to be 47 billion tons kilometer representing an annual increase of 20 percent.  Also we estimate, that through a combination of tarrif increases and a mixture of traffic revenues we increased in the year by an annual figure of around (33, 24) percent.

Net sales for the second quarter was 309 million, a significant annual increase of 33 percent and 70 percent higher than the first quarter of this year.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

Net sales in the first half reached 573 million at 33 percent annual increase due to higher load volume.

The operating cost in Ferromex for the second quarter was 195 million, an annual increase of 26 percent.  This increase is mainly attributable to an increased freight volume at ten percent increase in peso price of diesel, salary increases and (inaudible), all of which were partially mitigated by better performance from our locomotives.

EBITDA in the second quarter of this year was nearly 105 million, a significant annual increase of 49 percent with an EBITDA margin of 34 percent.  Taking in the first half rates (197 million a 56 annual) increase and was equivalent to 39% of net sales.

Net income in the second quarter of this year reached 50 million, an increase of 24% with respect to 2009 and 22 percent higher than the first quarter of this year.  Net income in the first half reached 91 million a (52) year to year increase.

Finally, regarding tax expenditures of Ferromex in the first half of this year they amounted to nearly 32 million U.S. dollars mostly allocated to improving infrastructure throughout Grupo to modernize operating systems for greater safety and to improve commercial assistance.

Ferromex has already committed 74 million of this capex program of this year that will be exercised during the second quarter of this year.  For the whole year, Ferromex expects to invest 134 million dollars mainly on infrastructure, renewal and the development of a rail yard at Rio Escondido, Coahuila which will support higher international car transportation at the Piedras Negras border crossing.

Finally on capital expenditure, I should mention that in the last board meeting it was approved the acquisition of an additional 44 locomotives, the construction of 17 new sidings and the expansion of other existing place (inaudible) in order to increase the cargo capacity of Ferromex for next year.

All these projects imply capital outlay of 170 million dollars which will be executed during the first four months of next year. I will now briefly discuss

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

the results of Ferrosur, which currently does not consolidate with ITM.  Ferrosur total revenue in the second quarter was 71 million a year to year increase of 25 percent.  Net sales in the first half reached 134 million, an annual increase of 25 percent.  Load volumes from reports in the second quarter measured net tons kilometers were 1.8 billion compared to 1.7, an increase of four percent over the last year and seven percent higher than the first quarter.

Ferrosur increased 300 percent net tons kilometers by 166 percent its load to cart for the energy segment – (We mean Pennex giving you pure oil traffic) – as well as by 45 percent net tons kilometers and 78 percent its load to cart for the metal segment.  EBITDA in second quarter of this year was 18 million, an annual increase of 20 percent with a negative margin of 26 percent.

Net income during the second quarter was nearly eight million, an increase of 16 percent with respect to last year and 65 percent higher than the first quarter of this year.  Capital expenditures in the first half amounted nearly 13 million with Ferrosur to invest 24 million in this year mainly on infrastructure renewal.

And the last point I should mention should be the ruling that we have on May 12 by the Federal Court of Justice on tax and admissible matter, with the result that Coseco should consider as approved the acquisition of Ferrosur by Infraestructura y Transporte Mexico subsidiary of Grupo México.  Federal testification to the parties is expected to be released in the next few days.

Thank you very much Daniel.

Daniel Muñiz:
Thank you Octavio.  Thank you all, just to conclude, I would like to mention that we have announced that we submitted a proposal to Southern Copper's board of directors for an all-stock combination of Southern Copper and Americas Mining in which all public stockholders of Southern Copper would receive common stock of AMC, that is Americas Mining, in exchange for their Southern Copper shares.  Through their ownership of AMC, Southern Copper's public stockholders would have an ownership interest in the business of both Southern Copper and Asarco.

We strongly believe that the proposed combination would solidify Southern Copper's position as one of the leading copper companies in the world, and enhance the scale of operation.  The transaction will result in a combined

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

operation that would provide all Southern Copper stockholders the opportunity to benefit from additional estimated reserves of 8.3 million metric tons, additional production of approximately 200,000 metric tons per year, expanded geographic production footprint, geographic diversification and the associated production flexibility.

Combining Southern Copper and Asarco under common ownership would unlock synergies, including improved recovery and capacity utilization, cost reductions in operations, transportation and overhead and capex savings.

The combination would be effected through a merger between Southern Copper and a newly-formed, wholly-owned subsidiary of AMC.  As a result of the merger, Southern Copper's public stockholders would receive 1.237 shares of AMC for each Southern Copper share they own, resulting in an aggregate ownership by public stockholders of approximately 16.6% of AMC in the aggregate.

With that, we conclude our presentation and would like to open the floor for questions and answers.

Operator:
At this time I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad.  Again that’s star then the number one to ask a question.  We’ll pause for just a moment to compile the Q&A roster.  Your first question comes from Felipe Hirai with Bank of America, Merrill Lynch.

Felipe Hirai:
 Hi good afternoon everyone, my first question is related to the consolidation of Ferrosur, I think Octavio mentioned that the notification to the parties should be released over the next few days, can you just give us like an idea what would be the next act after you receive this notification, and should you finally can consolidate Ferrosur and Ferromex, thank you.

Daniel Muñiz:	Sure Felipe let me pass that on to Octavio.

Octavio Ornelas:
Thank you Daniel, Felipe what we’re expecting that the notification to the parties of this ruling will be by the end of August, OK?  Now how long is it going to take this ruling to be a ruling?  Depends upon how Coseco reacts, if Coseco makes appeals that ruling then I think that we will expect another six to nine months in order to have a firm sentence.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

So we will have that consolidation ready by the end of the first quarter of next year.  Sometime between, in the second quarter of next year, sometime in the next quarter of next year.  If Coseco were not to appeal then we will be — I think we will be ready to make that consolidation or if not a consolidation at least a concentration will be a firm sentence.

So that’s the idea, OK? If they appeal they’re going to get another six months of fighting with Coseco at the very least.

Felipe Hirai:	OK and sorry, Octavio so if they don’t appeal when do you expect the consolidation to happen?

Octavio Ornelas:
If they don’t appeal, well we don’t know if we will make the consolidation, what is true we will make the concentration, we’re already make all the, all the legal things that proceeds that hasn’t proceed right now for example the company consolidation in ITM doesn't proceed because of this fact and we would begin to do that.

Then we need to know what to do first, we will be ready to make an appeal in the future and we are willing to decide we make the consolidation first of both companies we may be (deal) with both companies separate.

Felipe Hirai:
OK thank you and my second question is related to your cash position.  So can you just tell us what you have on the, on your cash position right now because there were some — you made a notification that you had some shares of GAP so I just wanted to know what’s your cash position right now, thank you.

Daniel Muñiz:	Sure Felipe, you’re talking about the consolidated cash position of Grupo, correct?

Felipe Hirai:	Exactly.

Daniel Muñiz:
You’re not referring to Ferromex or Ferrosur's cash position.  I mean I guess what we have is treasuries, (inaudible) investments, we have some debt securities and the only disclosed relevant security that we currently hold in our balance

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

sheet is the shares that you’re referring to of Grupo Aeroportuario del Pacifico which is why we filed with the SEC and with the Mexican authorities.

So nothing, no other security that we, that we need to disclose at this point.

Felipe Hirai:	Good. OK and the rest would be, can we just assume that it’s some treasuries and things like (inaudible).

Daniel Muñiz:	Treasuries and I mean short term bonds.

(inaudible)

Octavio Ornelas:	OK Felipe, in terms of ITM right now the (inaudible) of ITM, Ferromex and Ferrosur amount to 5.1 billion pesos OK? All of which is in short term government debt basically.

Felipe Hirai:	OK thank you.

Daniel Muñiz:	Thank you Felipe.

Operator:	Your next question comes from Carlos de Alba with Morgan Stanley.

Carlos de Alba:
Good morning gentlemen, or afternoon.  Just wanted to talk a little bit about Asarco which has posted good results.  Can you share with us, if you have an estimate, a revised estimate of volumes for this year and next and any comments on EBITDA generated by the business?

Daniel Muñiz:
Sure Carlos, thank you. I mean, yes we’re happy with the results of Asarco – as you know it has to do a lot with lowering cash costs, the effort that we put in there.  It’s only been two quarters since we consolidated Asarco and that we have it, two full quarters – as you know we closed the reorganization December 9 of 2009 and I guess if you do the run rate that’s approximately I don't know, given we talked about a little bit north of 200,000 tons and currently the run rate is a little bit over that.  So that’s what we expect and we’re doing a lot of exploration, we’ve retained experts to assess and

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

audit our reserve and that’s what we do. I mean, I guess going forward we’ve said that Asarco at this point generates around 200,000 tons per year.

Carlos de Alba:	And in terms of EBITDA?

Daniel Muñiz:
I mean in terms of EBITDA, it depends on price of course.  We've talked about 700 roughly in the past – that’s still the guidance that we have I mean we are working as I said with geologists and with expert firms to try to maximize the mine plan to improve it and we’re working towards that and I guess at this point that’s what we can disclose.

Carlos de Alba:
Excellent, thank you and if you can then – just talking about the transportation division, if everything goes as planned and the Competition Commission does not appeal, when would you be in a position to do an IPO and what would you take into consideration to decide if you do it with the two companies consolidated, on a consolidated basis or the two companies separate?

Daniel Muñiz:
OK, well my guess is that Grupo will begin to work once we know we have a firm sentence excuse me, we will begin to work on that one.  We need to see how the market keeps evolving by that time in order to see what the consolidation entails in a negotiation with Union Pacific and it is not as easy as it seems.  Union Pacific owns 26% of Ferromex or so, we need to make a negotiation if we’re to make the consolidation.

So we need to see how the markets are proposing at that moment and to see if we proceed to make the merger or we first make the IPO, and then proceed to make the merger and proceed with those discussions.  So it’s something that we still have not decided.

Carlos de Alba:	Fair enough, thank you very much gentlemen.

Daniel Muñiz:	Thank you Carlos.

Operator:	Your next question comes from Carla Pena with Actinver.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

Carla Pena:
Hi good morning gentlemen, thank you for taking my call.  I was just wondering on capex, it’s my understanding that you’re adding the I mean you prove, you proved the 2.8 billion three year plan capex and then you have a five year for the Sonora and Cananea expansions.  So if I’m doing my math right that would be, that would add up around 1.7 billion per year on your next three years on capex and then you have the remaining less than a billion for the next two years. I was wondering if you could just be more specific as of when would you be expecting to be concentrating like more capex like if you could divide it into the years.

Daniel Muñiz:
Sure Carla, thank you, I mean first of all it’s important to know that this is a five year plan and that we are really pushing the gas on in terms of Cananea if that's mainly your area of concern have to do with mainly three investments.  One is what we call a (catalyst) which is a caution and conveying system that feeds the leaching plants and two it’s the (inaudible) or leeching plants themselves.

We had already ordered these two and had worked on even before the labor delivery stoppages so we’d expended part of it already and we are pushing the gas on those.  So we are going to spend I mean really this year the 114 million dollars to restore the facility that estimated by the (inaudible) currently have.  We’re going to expand the (catalyst) and (inaudible) plant that I’m referring to.

So that really gives you I mean complimenting what we had for the Tia Maria project put on hold just because of the environmental impact studies assessments and water supply issues that today Raul commented on in Southern Copper's (inaudible).

So that’s really what we have to focus on for this year.  If you want to look at the next year I mean we talked about 1.1 billion dollars of investment for 2011, one billion dollars for 2012.  That’s pretty much the next two and a half years what we are going to spend.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

Carla Pena:	OK and so but OK then just this year that would be around the same figure, it’s around a billion?

Daniel Muñiz:	Well we had, we had an 850 million dollar capex project, yes and to that we could add the Cananea investment that I just mentioned.

Carla Pena:	OK yes and just a question on the transport division, is the 44 locomotives that you’re planning on buying that represents an increase of how much?

Octavio Ornelas:	Right now we have an outstanding number of locomotives around 580, so let’s say 44 or it's a 7.5 percent increase.

Carla Pena:	OK. That’s great. Thank you very much.

Daniel Muñiz:	Thank you Carla.

Operator:	Again if you would like to ask a question, press star then the number one on your telephone keypad. Your next question comes from Victoria Santella with Santender.

Victoria Santella:
Hi good afternoon gentlemen, I would like to understand the logic of why now doing the combination of assets of Asarco and Southern Copper?  Why not wait until it’s, you guys have more, a better view of the assets and a little bit more time with these assets that you did not control for so many years.  So what’s the logic behind – obviously I would love to know how did you determine the valuation of Asarco.  And last but not least, if you can comment also a little bit on your holding on GAP because we were quite surprised to see that you were holding the stake of over ten percent for for several months.  So if you can elaborate on that I would appreciate it Daniel.

Daniel Muñiz:
Absolutely Victoria, thank you for your question.  Very interesting, all of them.  Let me just start one by one.  Well I mean first of all we believe that the combination it makes a lot of sense and in terms of the strategic rationale, I mean it unlocks synergies, it provides even to the pro forma company a stronger balance sheet and I mean, this is, this is really the right timing for us – we've had the company for two quarters already.  As you know, we owned the company, we acquired Asarco in 1999 and we filed for Chapter 11 in 2005 so we really know the assets and they provide a lot of synergies between them.  So, we –  as a group it makes sense to try to do this operation at this point.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

We are very positive as I mentioned because of the economic circumstances about the copper prices and this is the right timing for us.  I mean let me get back to the valuation which might be better (inaudible) let me — I’m going to try to walk you through because I think there’s been confusion in the market and I’d like to clarify that.

I want to take this opportunity, so let’s start with approximately 5.9 billion dollars of equity value for Asarco, that’s what we disclosed in our proposal to the board.  If we add to that the market value of 80 percent of Southern Copper, that AMC currently owns and that is based on simple average share price of Southern Copper for the last 30 trading days.

That stake is valued approximately 20 billion.  Then we can deduct the AMC facility – as you might recall we entered into a 1.5 billion dollar facility which we have prepaid and now we only have around 860 million dollars outstanding.  This facility that is outstanding is in pesos, I’m just giving you 860 million dollars number just to make things easier.

We can add to that the cash that sits at AMC per our latest filings that was approximately 100 million, so so far Victoria we have 5.95 billion dollars of equity value for Asarco, 20 billion for the 80 percent of Southern Copper for the net debt.  That’s approximately 25.2 billion dollars AMC equity value.

In our proposal, we're basing this on an assumed outstanding share capital of AMC of 1,060 million shares so that gives you an implied price per share of Americas Mining common stock of approximately $23.75.

Dividing the Southern Copper share price, again the 30 day trading average, by the implied price per share of Americas Mining common stock leads to an exchange ratio of 1.237 AMC shares for each share of Southern Copper common stock.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

Now using the proposed exchange ratio and multiplying that with the number of Southern Copper shares held by public shareholders, and that is 800 million shares (times 20 percent), that equals 170 million shares, yields approximately 210 million new AMC shares to be issued.

If we divide the 210 million newly issued AMC shares, by the sum of 1,060 million existing AMC shares the 210 newly issued share results in the ownership of 16.6 percent in our proposal letter.

So that is how you end up with the numbers that we filed in the proposal and that is really the breakdown, I don't know if that was helpful.

Victoria Santella:	Yes well this is very helpful, but I was more wondering how do you arrive to the 5.9 billion of value of Asarco?

Daniel Muñiz:	Well I mean at this point Victoria we just proposed that to the board of Southern Copper.

Victoria Santella:	OK.

Daniel Muñiz	They are going to assemble and have an independent committee that will speak and negotiate on behalf of the minority shareholders and so at this point that’s what we can disclose.

Victoria Santella:	Excellent and thank you so much, Daniel.

Daniel Muñiz:	Thank you.

Operator:	There are no further questions at this time.

Male:
Well we thank you very much for joining us through this conference call and we invite you to join us for our next quarterly earnings call to be scheduled by the last week of October.  Thank you and good afternoon.

(inaudible).

Operator:	This concludes today’s conference call, you may now disconnect.

GRUPO MEXICO, S.A.B. de C.V.
Moderator: Daniel Muñiz
07-29-10/1:00 p.m. CT
Confirmation # 87105433

END